Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia to Report Third-Quarter 2010
Financial Results on January 26
Company Deconsolidating its
China Online Games Business
HONG KONG, January 13, 2011 — GigaMedia Limited (NASDAQ: GIGM) announced today that it will report its third-quarter 2010 financial results on Wednesday, January 26, 2011 before the market opens.
The company’s third-quarter consolidated financial results will reflect the deconsolidation of GigaMedia’s China business due to a dispute with its former China head, which prevented GigaMedia from obtaining the financial information necessary to report the financial results of its online games business in the PRC in GigaMedia’s consolidated financial statements. This deconsolidation has led to a delay in reporting third-quarter 2010 financial results. Significant matters related to GigaMedia’s deconsolidation of its China business are detailed in Forms 6-K dated November 15 and 26, 2010, filed with the United States Securities and Exchange Commission.
Investor Conference Call
Management will hold an investor webcast on January 26, 2011 at 7:30 a.m. Eastern Standard Time, which is 8:30 p.m. Hong Kong Time on January 26, 2011, to discuss GigaMedia’s third-quarter 2010 performance. A link to the live and archived webcast will be available at www.gigamedia.com.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of the world’s largest online MahJong game sites in terms of revenues, T2CN, a leading online sports game operator in China, and IAHGames, the leader in online games in Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2010.
# # #